Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	19 September 2013

SIMS METAL MANAGEMENT TO VOLUNTARILY DELIST ADRs FROM THE

NYSE AND TRADE OVER THE COUNTER

Sims Metal Management Limited (the Company) today announced that it intends to voluntarily delist its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE). The delisting of the Company’s ADRs is expected to become effective on or about 11 October 2013.

Following the NYSE delisting, the Company’s securities will not be listed on any national securities exchange in the United States (U.S.). The Company, however, expects to retain an ADR programme in the U.S. on the “over-the-counter” (OTC) market, in order to enable investors to continue to trade the Company’s ADRs. Trading on the OTC market is expected to commence on or about the date the Company’s ADRs are delisted from the NYSE. The Company’s ordinary shares are entirely unaffected by this decision and will continue to be listed on the Australian Securities Exchange.

The Company will eventually seek to deregister from the U.S. securities market. When accomplished, deregistration will reduce administrative costs and the complexity that is associated with a dual listing in both the U.S. and Australia. Deregistration cannot occur until criteria relating to average daily trading volume or the number of holders of the ADRs are met, not anticipated until October 2014 at the earliest.

The Company remains committed to its U.S. business, its U.S. investor base, and its high standards of corporate governance including comprehensive and transparent financial reporting.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 18 March 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal and electronics recycler with approximately 270 facilities and 6,300 employees globally. During fiscal year 2013 the Company generated approximately 63% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are currently listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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